UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41634

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

30 Hacharoshet Street,
Or Yehuda, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of Annual General Meeting

On September 8, 2026, the Company held its 2026 Annual General Meeting of Shareholders (the “Meeting”), at the Company’s offices located at 30 Hacharoshet Street, Or Yehuda, Israel. The proposals on the Meeting’s agenda are described in the Company’s Proxy Statement for the 2026 AGM, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, dated August 4, 2026. Proposals 4 through 7 (reverse share split authorization, share capital increase, private placement exercises and auditor reappointment) were approved by the requisite majority of the Company’s shareholders, while Proposals 1 through 3 (redesignation of the class of a director, compensation policy extension and board committee compensation) were not approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: September 8, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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